UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-50851

New River Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter) 1881 Grove Avenue Radford, Virginia 24141 Telephone: (540) 633-7978
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	[ ]	Rule 12h-3(b)(l)(i)	[X]
Rule 12g-4(a)(l)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share - 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, New River Pharmaceuticals Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 19, 2007
NEW RIVER PHARMACEUTICALS INC.

By:	/s/ Matthew Emmens

	Name:	Matthew Emmens
	Title:	President